

09056162

UNITED STATES
...IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
MAR 02 2009
Washington DC

SEC FILE NUMBER
8-65981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Kay Hian (US) Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Avenue 6th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Kwai

(212) 840-1602

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I   Athena Kwai   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
     UOB Kay Hian (US) Inc.   , as
of _December 31   , 20<u>08</u>, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

ROBERT ILARIA
Notary Public, State of New York
No. 01IL6134434
Qualified in Kings County
Term Expires October 3, 2009

_____
                Signature

          President
              Title

_____
             Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UOB Kay Hian (US) Inc.
592 Fifth Avenue, 6th Floor
New York, NY 10036

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

UOB Kay Hian (U.S.) Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	1,335,905
Receivable from brokers		33,673
Deposit with clearing broker		50,000
Fixed assets, net of accumulated depreciation of $63,797		10,464
Deferred tax asset		1,614
Prepaid income tax		424,109
Other assets		64,832
Total assets	$	1,920,597

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	112,000
Payable due to clearing broker		9,379
Payable to affiliates		62,650
Total liabilities		184,029

Commitment

Stockholder's equity

Common stock, $1.00 par value; 2 shares authorized, issued, and outstanding	2
Additional paid-in capital	549,998
Retained earnings	1,186,568
Total stockholder's equity	1,736,568

Total liabilities and stockholder's equity	$	1,920,597

The accompanying notes are an integral part of this financial statement.

1.   **Organization**

UOB Kay Hian (U.S.) Inc. (the "Company") was organized as a Corporation under the laws of the State of New York. The Company is a broker-dealer which became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company acts exclusively on behalf of its institutional customers in the buying and selling of Asian Securities through a related company, UOB Kay Hian Private Limited ("Limited"). The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"). The Company opened a Toronto branch in December 2007.

2.   **Summary of Significant Accounting Policies**

Cash Equivalents
The Company considers all money market accounts, time deposits and certificates of deposit purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fixed Assets
Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over the estimated useful lives of the related assets of three years. Amortization of leasehold improvements is computed on a straight-line basis over the estimated useful lives of the related improvements of three years.

Income Taxes
The Company accounts for income taxes under the liability method as required by the provisions of SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more than likely than not that some or all of the deferred tax assets will not be realized.

The Company elects to defer the application of FASB Interpretation No.48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") in accordance to FASB Staff Position No. FIN 48-3. FASB Staff Position No. FIN 48-3 defers the effective date of FIN 48 to annual financial statements for fiscal years beginning after December 15, 2008.

3. **Receivable from Brokers**

Receivable from brokers consists of commissions receivable from UOB Kay Hian Private Limited of $33,261 and UOB Kay Hian (Hong Kong) Limited of $412.

4. **Liabilities Subordinated to Claims of General Creditors**

The borrowings under subordination agreements were fully repaid during the year ended December 31, 2008.

5. **Net Capital Requirements**

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness, as defined, to net capital exceed 15 to 1.

At December 31, 2008, the Company has net capital, as defined, of $1,126,442 which is $1,026,442 in excess of its required net capital of $100,000. The Company has aggregate indebtedness of $184,029. The Company's ratio of aggregate indebtedness to net capital is 0.16 to 1 at December 31, 2008.

6. **Commitment**

Leases
The Company's main office in New York City leases office space from an affiliated company, UOB Realty ("USA") Limited Partnership, which is 100% owned by a common shareholder of the Parent. The lease is non-cancelable. The Company's Toronto branch leases office space with a tenancy agreement of 12 (twelve) months;

Future minimum annual rental payments are as follows:

Year Ended December 31,		Amount
U.S. Office	- 2009 (5 months)	$ 20,767
Toronto Office	- 2009 (11 months)	11,897
		$ 32,664

7. **Related Party Transactions**

   A related company, an affiliate of the Parent, provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2008, the Company paid to the related company $1,938,768 in clearing charges. Included in commission revenue is $20,019 in service fees received and $75,008 in commission paid to another related company, an affiliate of the Parent, providing sales and marketing services.

   A related company, an affiliate of the Parent, provides research services for the Company in accordance with a research fee agreement. During the year ended December 31, 2008, the Company paid to the related company $870,232 in research fees.

   Payable to affiliates amounted to $62,650 for research fees incurred.

8. **Off-Balance Sheet Risk**

   The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

   The Company may, from time to time, have cash in its bank accounts in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2008, the Company exceeded the FDIC limit of $250,000 by $1,090,809.

9. **Income Taxes**

   The deferred tax asset of $1,614 arises from the recording of organization expense, which is recognized differently for financial reporting and income tax purposes.

   As of December 31, 2008, the Company has no valuation allowance. The valuation allowance decreased $19,355 in 2008 when it was determined that sufficient taxable income was generated to realize the deferred tax asset.

* * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
UOB Kay Hian (U.S.) Inc.

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 4, 2009